Exhibit 99.2

PARAGON SHIPPING INC. ANNOUNCES PRICING OF $25 MILLION

OF SENIOR NOTES DUE 2021

ATHENS, Greece (August 5, 2014) – Paragon Shipping Inc. (NASDAQ:PRGN) (“Paragon Shipping” or the “Company”) announced today that it has priced its previously announced public offering of senior unsecured notes due 2021 (the “Notes”). The Notes will bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The Company has granted the underwriters a 30-day option to purchase up to an additional $3,750,000 of the Notes on the same terms and conditions. The offering is expected to close on August 8, 2014. The Company intends to use substantially all of the net proceeds from the offering for the repayment of existing indebtedness.

The Notes are expected to commence trading on the New York Stock Exchange within 45 days after the Notes are first issued. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Deutsche Bank Securities and Jefferies LLC are acting as joint book-running managers for the offering. Maxim Group LLC and MLV & Co. are acting as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 2nd Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the Notes was filed with the SEC and is effective. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

Cautionary Note Regarding Forward Looking Statements

Certain of the statements made in this press release are “forward-looking statements” as defined by U.S. federal securities laws, such as those, among others, relating to the Company’s expectations regarding the completion of the proposed public offering and use of proceeds of the proposed public offering. All forward-looking statements involve risks and uncertainties. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering and other risks set forth in the prospectus for the offering described herein. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contact Information

Paragon Shipping Inc.

ir@paragonship.com

Allen & Caron Inc.

Rudy Barrio (Investors)

r.barrio@allencaron.com

(212) 691-8087

Len Hall (Media)

len@allencaron.com

(949) 474-4300